Nymox Pharmaceutical Corporation
9900 Cavendish Blvd.
St. Laurent, QC, Canada

July 15, 2013

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549
Attn:	Jeffrey P. Riedler
Austin Stephenson

Re:	Nymox Pharmaceutical Corporation
Form 20-F for the Fiscal year Ended December 31, 2012
Filed March 15, 2013
File No. 001-12033

Dear Sirs:

This letter is being submitted in response to the comment letter dated July 3, 2013 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Form 20-F of Nymox Pharmaceutical Corporation (the “Corporation”) filed with the Commission on March 15, 2013 for the fiscal year ended December 31, 2012 (SEC File No. 001-12033) (the “Form 20-F”).

For the Staff’s convenience, the Staff’s comments have been stated below in their entirety, with the Corporation’s responses to a particular comment set out immediately underneath. The headings and numbered paragraphs in this letter correspond to the headings and numbered paragraphs in the comment letter from the Staff. Capitalized terms used but not defined in this letter are intended to have the meanings ascribed to such terms in the Form 20-F.

Item 4
NX-1207 for Enlarged Prostate (BPH), page 14

1.	Please disclose all material terms of your license and collaboration agreement with Recordati in this section including::

  the material rights and obligations conferred on both parties to the collaboration agreement;

  the intellectual property, if any, transferred or licensed to Recordati;

  the amount of payments including initial fees, milestone payments or other payments made or received to date;

  the aggregate amount of additional potential milestone payments you may receive in the future;

  the provisions of the agreement regarding royalties;

  the duration and termination provisions of the agreement; and

  any additional material provisions.

Response

In response to the Staff’s comments, the Corporation proposes to add the following disclosure under the heading “NX-1207 for Enlarged Prostate (BPH)” in its future annual report filings (updated as appropriate):

“On December 16, 2010, the Corporation signed a license and collaboration agreement with Recordati Ireland Ltd. (“Recordati”), a European pharmaceutical group, for the development and commercialization of NX-1207 in Europe, including Russia and the CIS, the Middle East, the Maghreb area of North Africa and South Africa (“Licensed Territories”). Under the agreement, the Corporation licensed its patents to the compound NX-1207 for the Licensed Territories to Recordati for the treatment of benign prostatic hyperplasia (“BPH”). The parties may agree on the licensing of additional indications for NX-1207 in accordance with specific provisions in the agreement.

Upon signing the agreement, Recordati made an upfront payment to the Corporation of €10 million (US$13,088,000), which is the total amount of milestone payments received from Recordati to date. The agreement further provides for Recordati to make milestone payments upon regulatory approval and reaching sales milestones and to make tiered supply and royalty payments of a minimum of 26% to increase progressively up to 40% of total net sales in the case specific contractual conditions are met. The Corporation is not obliged by any other licensing agreement to share the royalty, supply or milestone payments made by Recordati with any third party.

Under the agreement, Recordati is responsible for carrying out clinical trials and obtaining regulatory approvals and for commercialization in the Licensed Territories. The Corporation retains responsibility for the manufacture and supply of NX-1207 drug product to Recordati. Unless terminated earlier in accordance with the agreement, the term of the agreement is for the period of market exclusivity conferred by the licensed patent rights and by applicable regulatory extensions of exclusivity for approved pharmaceutical products in the Licensed Territories.”

Patents and Intellectual Property Rights, pages 21-22

2.	Please disclose in this section the number of material patents, if any, covering NX-1207. As to each such license, please provide:
the expiration date, the jurisdiction covered by the patent the nature of each such patent and whether the patent is owned by or licensed to the company.

As to any licensed material patents related to NX-1207, indicate from whom they were licensed and describe the material terms of the license agreement and the duration of the license including any conditions that must be satisfied in order to maintain the license.

Please file all such license agreements as exhibits to your report. Alternatively, provide us your analysis as to why the registrant is not substantially dependent upon the license.

Response

In response to the Staff’s comments, the Corporation proposes to disclose under the heading “Patents and Intellectual Property Rights” in its future annual report filings (updated as appropriate):

“Of the patents and patent applications owned by the Corporation, three U.S. patents and two U.S. patent applications relate to the composition, formulation, structure and use of NX-1207. The Corporation has issued patents and pending patent applications relating to NX-1207 in other countries, including EU member states (Great Britain, Germany, France, Italy, The Netherlands, Sweden and Spain), Israel, Russia, China, Japan, South Korea, India, Indonesia, Australia, New Zealand, South Africa, Canada, Mexico and Brazil. The Corporation does not license any material patents related to NX-1207 from any third parties.”

The Corporation hereby acknowledges that:

  the Corporation is responsible for the adequacy and accuracy of the disclosure in the Form 20-F;

  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Form 20-F; and

  the Corporation may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments regarding these responses, please do not hesitate to call me at (514) 332-3222.

Very truly yours,

/s/ Roy Wolvin
Roy Wolvin
Chief Financial Officer

cc:	Jack Gemmell, Nymox Pharmaceutical Corporation
Jason Comerford, Osler, Hoskin & Harcourt LLP